Contact

www.linkedin.com/in/romy-coquillette-5447973 (LinkedIn)

Romy Coquillette

Consultant and Volunteer

Bronxville, New York, United States

Experience

Morgan Stanley

Managing Director

1996 - 2007 (11 years)

Cushman & Wakefield

Associate

1992 - 1994 (2 years)

Retired

2007 - Present

Education

Harvard Business School

MBA · (1994 - 1996)

University of Pennsylvania

· (1985 - 1989)